Free Writing Prospectus dated May 9, 2018

Relating to Preliminary Prospectus dated January 8, 2018

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-222475

Altice USA, Inc.

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated January 8, 2018 (the “Preliminary Prospectus”) included in the Registration Statement on Form S-1 (File No. 333-222475) (the “Registration Statement”) relating to the distribution by Altice N.V., the controlling stockholder of Altice USA, Inc. (the “Company”), of the Company’s Class A common stock and Class B common stock to Altice N.V. shareholders, which may accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1702780/000104746918000085/a2234168zs-1.htm

This free writing prospectus should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 17 of the Preliminary Prospectus.

* * *

Earnings Release

ALTICE USA REPORTS FIRST QUARTER 2018 RESULTS

Delivers Another Quarter of Revenue and Cash Flow Growth

Suddenlink Residential Trends Strengthening in Q1

Altice One Reaches Over 100K Optimum Customers

Remains on Track for Anticipated Spin-Off from Altice N.V.

May 9, 2018 (NEW YORK) - Altice USA (NYSE: ATUS) today reported results for first quarter ended March 31, 2018(1)

Dexter Goei, Altice USA Chairman and Chief Executive Officer, said: “In the first quarter of 2018 we continued to see growth of our customer base, revenue, margins and cash flow driven by our significant investments to improve the customer experience. The upgrade and expansion of our network is supporting both the Residential and Business Services segments as we continue to launch new products and services. We successfully introduced Altice One across the Optimum footprint, reaching a milestone of more than 100k customers. We have now begun the rollout of Altice One across the Suddenlink footprint but, even in advance of this launch, Suddenlink saw a significant improvement in customer trends in the quarter. Growth has also been supported by our investment in a4, our newly formed advanced advertising and data business, and we are excited to explore new opportunities with new partners in this space.”

Altice USA Key Financial Highlights

•                  Revenue growth of +1.2% YoY in Q1 2018 to $2.33 billion, driven by Residential revenue growth of 0.6%, Business Services revenue growth of 4.3% and advertising revenue growth of 5.1%

•                  Adjusted EBITDA grew +4.0% YoY in Q1 2018 to $981 million; Adjusted EBITDA margin increased 1.1 percentage points YoY to 42.1% (41.0% in Q1 2017)

•                  Operating Free Cash Flow(2) grew +5.4% YoY in Q1 2018 to $723 million with an OpFCF margin of 31.0% vs. 29.8% in Q1 2017 showing very strong cash flow conversion

	Three Months Ended March 31,
	2018	2017
($k)	Actual	Actual

Revenue	2,329,714	2,302,259
Adjusted EBITDA(3)	980,953	943,611
Net loss	(128,949)	(76,188)
Capital Expenditures (cash)	257,615	257,427

(1)  All financials shown under U.S. generally accepted accounting principles (“GAAP”) reporting standard.

(2)  Operating Free Cash Flow defined here as Adjusted EBITDA less cash capital expenditures.

(3)  See “Reconciliation of net income (loss) to Adjusted EBITDA and Adjusted EBITDA less Cash Capital Expenditures” on page 10 of this release.

Altice USA Operational Highlights

•                  Residential revenue growth of +0.6% YoY in Q1 2018, which was impacted by a dispute with Starz and multiple storms at Optimum, as well as reflecting the delay of a rate event

•                  Total unique Residential customer relationships grew with net additions of +8k in Q1 2018 (+20k in Q1 2017) with a strengthening in Suddenlink customer trends as expected, offsetting the Starz and storms impacts at Optimum

•                  Pay TV RGU net losses of -30k in Q1 2018 were better than the prior year (-35k in Q1 2017) due to a significant improvement in Suddenlink’s performance (-7k losses in Q1 2018 vs. -20k in Q1 2017), driven by more focused marketing and improved content line-up with Viacom addition in Q4 2017

•                  Residential broadband RGU net additions of +26k and telephony RGU net losses of -8k in Q1 2018 (vs. +40k and -8k in Q1 2017 respectively), also impacted by the Starz dispute and storms at Optimum because of lower video / data bundle customer additions

•                  Residential ARPU increased 0.5% YoY to $139.6 in Q1 2018

•                  Solid Business Services revenue growth of +4.3% YoY in Q1 2018 boosted by strength in Enterprise & Carrier segment of +4.8% YoY, partly offset by slower SMB growth of +4.0% YoY with delay in rate event in Q1

•                  Advertising revenue growth of 5.1% YoY in Q1 2018 supported by investment in multiscreen and national targeted audience capabilities

•                  Continued enhancement of data services with an increased demand for higher speed tiers; over 90% of Residential broadband gross additions taking download speeds of 100Mbps or higher at end of Q1

•                  Up to 400Mbps broadband speeds were available for 87% of Altice USA Residential/Business customers by the end of Q1 2018, including 97% of the Optimum footprint, with 72% of the Suddenlink footprint now able to receive up to 1 Gigabit speeds

Altice USA 2018 and Medium-Term Financial Outlook Reiterated

For the full year 2018 Altice USA expects:

•                  Revenue growth c.2.5-3.0% YoY

•                  To increase investment for the continued rollout of Altice One, fiber (FTTH) deployment, and new MVNO network investment keeping with annual capex ~$1.3bn

Altice USA also reiterates its plan to expand its Adjusted EBITDA and cash flow margins over the medium- to long-term.

Additional Q1 2018 Highlights

Product & Service Enhancements and Innovations

Altice USA recently reached the milestone of 100,000 Altice One installations. Altice One combines the latest video, internet and connectivity technologies into one immersive experience as we make it simpler for our customers to find video content they want to watch and access their on-demand subscriptions such as Netflix and YouTube in one place (Netflix used by >30% of the Altice One installed base).

There has already been high initial adoption of the Altice One voice control feature with c.40% of the Altice One customer base using the feature daily. Additionally, the company continued to make enhancements and add new features to Altice One, including the launch of new OTT apps such as Cheddar, TED, Newsy, Glamour, Epicurious, Conde Nast Traveler, CNET and Golf Digest, and availability of 4K content, with more upgrades in the pipeline in Q2 and Q3.

Altice One is available across the Optimum footprint in the New York tri-state area and has now started rolling out across the Suddenlink footprint. Where it is available in the Optimum footprint, over 80% of video customer gross additions are taking an Altice One service.

Network Investments to Enhance Broadband Speeds, Video Services and Reliability

Altice USA’s fiber-to-the-home (FTTH) deployment continues to progress well with construction to connect several hundred thousand homes in New York, New Jersey and Connecticut underway. The first commercialization of FTTH services is still expected later this year. Altice USA’s FTTH network will benefit customers by enabling for a more connected home, and by delivering faster speeds and a high-quality service experience with a native IP architecture.

Altice USA also continues to roll out enhanced data services to its customers on its existing hybrid fiber coax (DOCSIS) cable network, mostly following digitalization and plant / CMTS upgrades. As a result, an increasing number of consumers are selecting increased broadband speeds:

•                  Up to 400Mbps broadband speeds were available for 87% of Altice USA Residential/Business customers by the end of Q1 2018 including 97% of the Optimum footprint;

•                  Altice USA continues to see an increasing number of customers taking higher speed tiers with over 90% of Residential broadband gross additions taking download speed tiers of 100Mbps or higher at the end of Q1 2018 (70% of the Residential customer base now take speeds of 100Mbps or higher, increased from just 26% at the end of Q1 2017);

•                  Up to 1 Gigabit speeds were available for 29% of Altice USA’s customers by the end of Q1 2018, representing 72% of the Suddenlink footprint where the Company continues to expand the availability of this service. In addition, the pace of new home builds at Suddenlink has accelerated, extending the existing network plant and addressable market;

•                  These upgrades have allowed us to meet customer demand for higher broadband speeds with the average broadband speed taken by Altice USA’s customer base more than doubling to 149Mbps at the end of Q1 2018 (from 70Mbps at the end of Q1 2017) with average data usage per customer reaching over 220GB as of the end of Q1 2018, growing over 25% YoY as customers are using our broadband services more and more.

•                  Altice One is also improving customers’ broadband experience with an advanced WiFi router and WiFi mini repeaters, and a new Smart WiFi service is expected to launch by the end of 2018.

In addition, Altice USA has initiated video QAM to IP transition on its cable network to enhance its video service delivery. This upgrade will be optimal for unicast and multicast video and will be access network technology (fixed and wireless) agnostic in the way multi-screen services are offered to consumers. Continuous user interface improvements will be possible as well as reducing CPE cost and additional network cost efficiencies. In preparation for the video QAM to IP transition, Altice One has been enabled for both QAM and IP video.

Data & Advertising

Altice USA recently announced the launch of a4, the company’s advanced advertising and data business, which delivers audience-based, multiscreen advertising solutions to local, regional and national advertisers and MVPD partners. The establishment of a4 advances Altice USA’s position as a pioneer in the advertising business and is the culmination of several years of integration and investment.

a4 enables advertisers to reach approximately 100 million U.S. households on television through cable networks, on-demand and addressable inventory across the U.S., and approximately 50 million U.S. households through authenticated, privacy-compliant IP addressability supported by rich data sets and powerful analytics and attribution services in a simple, user-friendly way. a4 will service the complex needs of advertisers with an advanced, all-in-one advertising and data platform to drive clients’ business results and bring tremendous efficiencies to brands looking to reach verifiable audiences across every screen, in- and out-of-home, as well as prove the impact of their spending.

Content

Altice USA recently announced the establishment of its Altice USA News division, a business unit designed to focus on the continued development and growth of the company’s news properties. The Altice USA News group includes the hyperlocal News 12 Networks, which serves local communities in the New York tri-state area, as well as i24NEWS, the international news and current affairs network, including its U.S. division. The establishment of a content-focused news organization will help to strengthen our news properties and focus on their continued growth and development as the Company looks to focus on expanding audience reach, enhancing digital products, and further capitalizing on advertising potential.

Mobile

In November 2017, Altice USA announced a multi-year strategic agreement with Sprint whereby Altice USA will utilize Sprint’s network to provide mobile voice and data services to its customers throughout the nation. In this agreement, Sprint will provide Altice USA with access to its full MVNO model, allowing Altice USA to connect its network to the Sprint Nationwide network and have control over the Altice USA mobile features, functionality, and customer experience. Altice USA has begun developing the core network to support this service including more investment in its WiFi network and connecting to Sprint microsites to support Sprint’s network densification, which will benefit Altice USA’s MVNO service. The commercial launch of a mobile service for Altice USA customers is still expected by 2019.

Altice USA Spin-Off

On January 8, 2018 Altice N.V. (“Altice NV”, Euronext: ATC, ATCB), the majority shareholder of Altice USA, announced that its Board of Directors had approved plans for the separation of Altice USA from Altice NV (which will be renamed “Altice Europe”). The separation will enable each business to focus more on the distinct opportunities for value creation in their respective markets and ensure greater transparency for investors. The proposed transaction is designed to create simplified, independent and more focused US and European operations to the benefit of their respective customers, employees, investors and other stakeholders. The separation also further clarifies the prioritization of capital allocation between the US and European operations and ensures that US capital structure and capital allocation decisions are independent of any Europe-related considerations.

The separation is to be effected by a spin-off of Altice NV’s 67.2% interest in Altice USA through a distribution in kind to Altice NV shareholders(4). Altice NV aims to complete the proposed transaction in June 2018 following regulatory approvals (US regulatory approvals obtained, awaiting AFM approval) and Altice NV shareholder approval (Altice NV AGM vote on May 18, 2018).

Simultaneously, the Board of Directors of Altice USA approved in principle the payment of a $1.5 billion cash dividend to all shareholders immediately prior to completion of the separation. Formal approval of the dividend and setting of a record date are expected to occur in May 2018. In addition, the Board of Directors of Altice USA authorized a share repurchase program of $2 billion, effective following completion of the separation.

Following the announcement of the spin-off of Altice USA, Altice NV’s ownership of Altice Technical Services US was transferred to Altice USA for a nominal consideration (Altice USA now owns 100% of ATS US)(5). The transfer of Altice NV’s ownership of i24 US and i24 Europe was completed on April 23, 2018 for a minimal consideration as previously announced (Altice USA now owns 100% of i24 US, increased from 25% previously, and 100% of i24 Europe). i24NEWS is the only 24/7 international news and current affairs channel broadcasting from the heart of the Middle East. It is available in millions of households worldwide, and offers live news reports daily to viewers, providing a unique and connected international news organization in the marketplace.

Financial and Operational Review

For quarter ended March 31, 2018 compared to quarter ended March 31, 2017

•                  Reported revenue growth for Altice USA of +1.2% YoY in Q1 2018 to $2,330m:

•             Optimum revenue growth +0.6% YoY

•             Suddenlink revenue growth +3.4% YoY

•                  Adjusted EBITDA for Altice USA grew +4.0% YoY in Q1 2018 to $981m; Adjusted EBITDA margin increased 1.1 percentage points YoY to 42.1% (vs. 41.0% in Q1 2017):

•             Optimum Adjusted EBITDA growth of +7.4% YoY; Adjusted EBITDA margin increased +2.6 percentage points YoY to 40.9% due to realization of efficiency savings (vs. 38.3% in Q1 2017);

•             Suddenlink Adjusted EBITDA growth -2.9% YoY; Adjusted EBITDA margin decreased -2.9 percentage points YoY to 44.8% mainly due to higher content expense from adding back Viacom content in Q4 2017 and less capitalization of CPE ahead of the launch of Altice One (vs. 47.7% in Q1 2017).

•                  Cash capex for Altice USA was $258m in Q1 2018, representing 11.1% of revenue.

•                  OpFCF for Altice USA grew +5.4% YoY in Q1 2018 to $723m:

•             Optimum OpFCF growth +14.4% YoY;

(4)  The distribution will exclude shares indirectly owned by Altice NV through Neptune Holding US LP (“Holding LP”).

(5)  As ATS US was an entity under common control, all previously reported amounts have been revised to give effect to the ATS acquisition. Therefore Altice USA actual results include operating results of ATS US for all periods since the formation of ATS in Q2 2017 with no impact to Q1 2017 results.

•             Suddenlink OpFCF decline -11.1% YoY due to higher content expense from adding back Viacom and higher capex related to a step up in new home builds

•                  Altice USA saw total unique Residential customer relationship net additions of +8k in Q1 2018, including Residential broadband RGU net additions of +26k, pay TV RGU net losses of -30k, and telephony RGU net losses of -8k in Q1 2018 (vs. +40k, -35k, and -8k in Q1 2017 respectively). Altice USA Residential ARPU per unique customer increased 0.5% YoY in Q1 2018 to $139.6:

•             Optimum’s base of unique Residential customer relationships declined by -5k net losses in Q1 2018, a deterioration on last year due to the impact of the Starz dispute and multiple storms, including broadband RGU net additions of +3k, -23k pay TV RGU net losses and -12k telephony RGU net losses (compared to Q1 2017 with +8k unique customer net additions, +17k broadband RGUs net additions, -15k pay TV RGU net losses and -7k telephony RGU net losses). Altice USA continues to have a strong competitive position in the Optimum footprint, enhanced with the recent full commercial launch of Altice One. Optimum Residential ARPU per unique customer declined (-0.7% YoY) due to a delay in rate event in Q1, partly offset by increased demand for higher speed broadband tiers.

•             Suddenlink unique Residential customer relationship net additions of +14k in Q1 2018 were higher compared to +12k net additions in Q1 2017. Suddenlink trends have improved as expected, driven by more focused marketing (including more localized pricing) and improved content lineup with Viacom addition in Q4 2017. The expansion of Altice One across the Suddenlink footprint in Q2 and Q3 2018 should further support trends here. Broadband RGU growth accelerated compared to 2H 2017 with quarterly net additions of +23k in Q1 2018 (in line with broadband RGU net additions of 23k in Q1 2017). Pay TV RGU net losses of -7k were significantly better than the prior year (-20k in Q1 2017). Telephony RGU net additions of +4k were also better than the prior year (vs. -1k in Q1 2017). Increased demand for higher speed broadband tiers at Suddenlink continues to drive growth in Residential ARPU per unique customer (+3.4% YoY).

•                  Altice USA’s Business Services revenue increased 4.3% YoY in Q1 2018 boosted by strength in the Enterprise & Carrier segment +4.8% due to several large wins in the Education & Carrier verticals, partly offset by slower SMB growth with a delay in rate event in Q1. SMB revenue increased +4.0% YoY in Q1 supported by customer growth and increase in ARPU by sell-in of more services. Overall customer growth of 2.3% YoY due to improved value proposition with voice and data bundles and reduced churn.

•                  Altice USA’s Advertising revenue increased 5.1% YoY in Q1 2018 primarily due to an increase in digital advertising revenue and an increase in data and analytics revenue, partially offset by a decrease in auto and programming advertising. Altice USA has now integrated local advertising with its Audience Partners and PlaceMedia acquisitions into a4. Altice USA now has a targeted, multi-screen platform, integrating TV and digital advertising into a single buy. This includes audience targeting supported by rich, privacy-compliant household data sets with an automated self-serve model for advertisers. Campaign management is supported by robust analytics and attribution.

•                  Altice USA’s programming costs increased +2.5% YoY in Q1 2018 due primarily to an increase in contractual programming rates, partially offset by the decrease in video customers. Since the acquisitions of Suddenlink and Optimum, Altice USA has now successfully renewed programming contracts representing over 70% of its annual programming expense. We continue to expect programming costs per video customer to increase by high single digits going forward (+6.4% YoY in Q1 2018):

•             Optimum’s programming costs increased +0.9% YoY in Q1 2018 to $488m;

•             Suddenlink’s programming costs increased +7.7% YoY in Q1 2018 to $164m.

•                  Altice USA has seen significant and rapid deleveraging at both Optimum and Suddenlink since the completion of their respective acquisitions as a result of underlying growth and improved cash flow generation (consolidated LTM net leverage has fallen from 7.1x at Q2-16 to 5.1x pre-cash dividend). The leverage target for Altice USA remains 4.5-5.0x net debt to EBITDA.

•                  Net debt for Altice USA at the end of the first quarter was $20,568m, a reduction of $175m from the end of the fourth quarter of 2017(6). This represents consolidated LTM net leverage for Altice USA of 5.1x on a reported basis at the end of March 2018. Net leverage for Optimum was 5.0x and for Suddenlink was 5.2x at the end of March 2018 on LTM basis.

•                  Pro forma for the financing to fund the special cash dividend that is expected to be paid prior to completion of the spin-off of Altice USA from Altice NV and other refinancing in January and March 2018, Altice USA’s blended weighted average cost of debt was 6.3% (6.6% for Optimum, 5.8% for Suddenlink) and the blended weighted average life was 6.4 years at the end of March 2018. There are no material maturities at Suddenlink until 2021, and near-term maturities at Optimum are covered by a $2.3bn revolving credit facility.

(6)  As adjusted for the special cash dividend of $1.5 billion to be paid in 2018 immediately prior to the spin-off of Altice USA, net debt was $22,068m at the end of the fourth quarter.

Altice USA Consolidated Operating Results

(Dollars in thousands, except per share data)

	Three Months Ended March 31,
	2018	2017 (7)
	Actual	Actual
Revenue:
Pay TV	$1,033,708	$1,083,878
Broadband	701,621	625,918
Telephony	166,038	180,961
Business services and wholesale	333,090	319,420
Advertising	87,582	83,361
Other	7,675	8,721
Total revenue	2,329,714	2,302,259
Operating expenses:
Programming and other direct costs	787,361	758,352
Other operating expenses	583,023	608,144
Restructuring and other expense	3,587	76,929
Depreciation and amortization	642,705	608,724
Operating income	313,038	250,110
Other income (expense):
Interest expense, net	(374,155)	(433,062)
Gain (loss) on investments, net	(248,602)	131,658
Gain (loss) on derivative contracts, net	168,352	(71,044)
Gain (loss) on interest rate swap contracts	(31,922)	2,342
Loss on extinguishment of debt and write-off of deferred financing costs	(4,705)	—
Other expense, net	(11,658)	(2,100)
Loss before income taxes	(189,652)	(122,096)
Income tax benefit	60,703	45,908
Net loss	(128,949)	(76,188)
Net income attributable to noncontrolling interests	(2)	(237)
Net loss attributable to Altice USA stockholders	$(128,951)	$(76,425)
Basic and diluted net loss per share	$(0.17)	$(0.12)
Basic and diluted weighted average common shares	737,471	649,525

(7)  Amounts for 2017 have been adjusted following required GAAP accounting standard changes to reflect the adoption of ASC 606, Revenue from Contracts with Customers, and ASU No. 2017-07 Compensation Retirement Benefits (Topic 715)

Reconciliation of net loss to Adjusted EBITDA and Adjusted EBITDA less Cash Capital Expenditures:

We define Adjusted EBITDA, which is a non-GAAP financial measure, as net income (loss) excluding income taxes, income (loss) from discontinued operations, other non-operating income or expenses, loss on extinguishment of debt and write-off of deferred financing costs, gain (loss) on interest rate swap contracts, gain (loss) on derivative contracts, gain (loss) on investments, interest expense (including cash interest expense), interest income, depreciation and amortization (including impairments), share-based compensation expense or benefit, restructuring expense or credits and transaction expenses.

We believe Adjusted EBITDA is an appropriate measure for evaluating the operating performance of the Company. Adjusted EBITDA and similar measures with similar titles are common performance measures used by investors, analysts and peers to compare performance in our industry. Internally, we use revenue and Adjusted EBITDA measures as important indicators of our business performance, and evaluate management’s effectiveness with specific reference to these indicators. We believe Adjusted EBITDA provides management and investors a useful measure for period-to-period comparisons of our core business and operating results by excluding items that are not comparable across reporting periods or that do not otherwise relate to the Company’s ongoing operating results. Adjusted EBITDA should be viewed as a supplement to and not a substitute for operating income (loss), net income (loss), and other measures of performance presented in accordance with GAAP. Since Adjusted EBITDA is not a measure of performance calculated in accordance with GAAP, this measure may not be comparable to similar measures with similar titles used by other companies.

We also use Adjusted EBITDA less cash Capital Expenditures, or Operating Free Cash Flow, as an indicator of the Company’s financial performance. We believe this measure is one of several benchmarks used by investors, analysts and peers for comparison of performance in the Company’s industry, although it may not be directly comparable to similar measures reported by other companies.

Altice USA (Dollars in thousands)

	Three Months Ended March 31,
	2018	2017 (8)
	Actual	Actual
Net loss	$(128,949)	$(76,188)
Income tax benefit	(60,703)	(45,908)
Other expense, net	11,658	2,100
Loss (gain) on interest rate swap contracts	31,922	(2,342)
Loss (gain) on derivative contracts, net	(168,352)	71,044
Loss (gain) on investments, net	248,602	(131,658)
Loss on extinguishment of debt and write-off of deferred financing costs	4,705	—
Interest expense, net	374,155	433,062
Depreciation and amortization	642,705	608,724
Restructuring and other expenses	3,587	76,929
Share-based compensation	21,623	7,848
Adjusted EBITDA	$980,953	$943,611
Capital Expenditures (accrued)	216,664	162,944
Adjusted EBITDA less Capex (accrued)	$764,289	$780,667
Capital Expenditures (cash)	$257,615	$257,427
Adjusted EBITDA less Capex (cash)	$723,338	$686,184

(8)  Amounts for 2017 have been adjusted following required GAAP accounting standard changes to reflect the adoption of ASC 606, Revenue from Contracts with Customers, and ASU No. 2017-07 Compensation Retirement Benefits (Topic 715)

Cablevision (Dollars in thousands)

	Three Months Ended March 31,
	2018	2017 (8)
	Actual	Actual
Operating income	$170,693	$122,044
Depreciation and amortization	485,364	443,176
Restructuring and other expenses	3,083	58,647
Share-based compensation	16,172	5,082
Adjusted EBITDA	$675,312	$628,949
Capital Expenditures (accrued)	135,758	115,620
Adjusted EBITDA less Capex (accrued)	$539,554	$513,329
Capital Expenditures (cash)	$166,801	$184,399
Adjusted EBITDA less Capex (cash)	$508,511	$444,550

Suddenlink (Dollars in thousands)

	Three Months Ended March 31,
	2018	2017 (8)
	Actual	Actual
Operating income	$142,345	$128,066
Depreciation and amortization	157,341	165,548
Restructuring and other expenses	504	18,282
Share-based compensation	5,451	2,766
Adjusted EBITDA	$305,641	$314,662
Capital Expenditures (accrued)	80,907	47,324
Adjusted EBITDA less Capex (accrued)	$224,734	$267,338
Capital Expenditures (cash)	$90,814	$73,028
Adjusted EBITDA less Capex (cash)	$214,827	$241,634

The following table sets forth certain customer metrics by segment (unaudited):

Altice USA Customer Metrics

In thousands	Q1-16	Q2-16	Q3-16	Q4-16	FY-16	Q1-17	Q2-17	Q3-17	Q4-17	FY-17	Q1-18

Homes Passed	8,447.9	8,467.6	8,493.7	8,523.6	8,523.6	8,547.2	8,570.1	8,577.2	8,620.9	8,620.9	8,642.0

Residential (B2C)	4,504.5	4,510.3	4,509.7	4,528.2	4,528.2	4,548.4	4,536.9	4,529.0	4,535.0	4,535.0	4,543.4
SMB (B2B)	354.1	358.7	361.0	363.6	363.6	364.7	367.3	369.1	371.3	371.3	373.2
Total Unique Customer Relationships	4,858.6	4,869.0	4,870.7	4,891.8	4,891.8	4,913.1	4,904.3	4,898.1	4,906.3	4,906.3	4,916.6

Pay TV	3,622.9	3,596.0	3,555.9	3,534.5	3,534.5	3,499.8	3,462.7	3,430.2	3,405.5	3,405.5	3,375.1
Broadband	3,888.1	3,909.4	3,926.9	3,962.5	3,962.5	4,002.8	4,004.4	4,020.9	4,046.2	4,046.2	4,072.6
Telephony	2,595.6	2,589.7	2,562.6	2,559.0	2,559.0	2,551.0	2,543.8	2,547.2	2,557.4	2,557.4	2,549.7
Total B2C RGUs	10,106.6	10,095.1	10,045.4	10,056.1	10,056.1	10,053.6	10,010.9	9,998.3	10,009.1	10,009.1	9,997.4

B2C ARPU ($)	135.3	136.7	136.5	138.1	136.8	138.9	138.8	139.8	139.8	139.5	139.6

Optimum Customer Metrics

In thousands	Q1-16	Q2-16	Q3-16	Q4-16	FY-16	Q1-17	Q2-17	Q3-17	Q4-17	FY-17	Q1-18

Homes Passed	5,085.6	5,093.6	5,105.2	5,116.2	5,116.2	5,128.4	5,139.7	5,134.4	5,163.9	5,163.9	5,174.0

Residential (B2C)	2,866.4	2,882.4	2,873.4	2,879.1	2,879.1	2,886.9	2,889.1	2,887.0	2,893.4	2,893.4	2,888.0
SMB (B2B)	258.2	260.7	261.2	262.0	262.0	261.2	261.8	261.9	262.6	262.6	263.2
Total Unique Customer Relationships	3,124.6	3,143.1	3,134.6	3,141.1	3,141.1	3,148.2	3,150.9	3,148.9	3,156.0	3,156.0	3,151.2

Pay TV	2,472.6	2,470.2	2,442.8	2,427.8	2,427.8	2,412.8	2,400.9	2,382.2	2,363.2	2,363.2	2,340.1
Broadband	2,580.2	2,603.6	2,603.4	2,618.9	2,618.9	2,636.4	2,646.0	2,653.1	2,670.0	2,670.0	2,673.4
Telephony	1,998.9	1,993.7	1,968.7	1,962.0	1,962.0	1,955.0	1,954.3	1,958.8	1,965.0	1,965.0	1,953.5
Total B2C RGUs	7,051.7	7,067.5	7,014.9	7,008.7	7,008.7	7,004.2	7,001.2	6,994.1	6,998.2	6,998.2	6,967.0

B2C ARPU ($)	152.2	153.5	152.6	154.5	153.4	155.5	155.5	156.6	155.4	155.8	154.5

Suddenlink Customer Metrics

In thousands	Q1-16	Q2-16	Q3-16	Q4-16	FY-16	Q1-17	Q2-17	Q3-17	Q4-17	FY-17	Q1-18

Homes Passed	3,362.2	3,374.0	3,388.5	3,407.4	3,407.4	3,418.7	3,430.4	3,442.8	3,457.1	3,457.1	3,468.0

Residential (B2C)	1,638.1	1,628.0	1,636.3	1,649.1	1,649.1	1,661.5	1,647.8	1,642.0	1,641.5	1,641.5	1,655.5
SMB (B2B)	95.9	98.0	99.8	101.6	101.6	103.4	105.5	107.2	108.7	108.7	109.9
Total Unique Customer Relationships	1,734.0	1,725.9	1,736.1	1,750.7	1,750.7	1,764.9	1,753.3	1,749.2	1,750.2	1,750.2	1,765.4

Pay TV	1,150.3	1,125.8	1,113.1	1,106.7	1,106.7	1,087.0	1,061.8	1,048.0	1,042.4	1,042.4	1,035.0
Broadband	1,307.9	1,305.9	1,323.5	1,343.7	1,343.7	1,366.5	1,358.4	1,367.8	1,376.2	1,376.2	1,399.2
Telephony	596.7	596.0	594.0	597.0	597.0	596.0	589.5	588.4	592.3	592.3	596.2
Total B2C RGUs	3,054.9	3,027.6	3,030.5	3,047.4	3,047.4	3,049.4	3,009.7	3,004.2	3,010.9	3,010.9	3,030.4

B2C ARPU ($)	105.7	107.0	108.2	109.3	107.6	109.9	109.8	110.3	112.2	110.8	113.6

1.                                      Homes passed represents the estimated number of single residence homes, apartments and condominium units passed by the cable distribution network in areas serviceable without further extending the transmission lines. In addition, it includes commercial establishments that have connected to our cable distribution network. For Cequel, broadband services were not available to approximately 100 homes passed and telephony services were not available to approximately 500 homes passed.

2.                                      Customers represent each customer account (set up and segregated by customer name and address), weighted equally and counted as one customer, regardless of size, revenue generated, or number of boxes, units, or outlets.  In calculating the number of customers, we count all customers other than inactive/disconnected customers.  Free accounts are included in the customer counts along with all active accounts, but they are limited to a prescribed group.  Most of these accounts are also not entirely free, as they typically generate revenue through pay-per-view or other pay services and certain equipment fees.  Free status is not granted to regular customers as a promotion.  In counting bulk Residential customers, such as an apartment building, we count each subscribing family unit within the building as one customer, but do not count the master account for the entire building as a customer.  We count a bulk commercial customer, such as a hotel, as one customer, and do not count individual room units at that hotel.

3.                                      ARPU calculated by dividing the average monthly revenue for the respective quarter or annual periods derived from the sale of broadband, pay television and telephony services to Residential customers for the respective quarter by the average number of total Residential customers for the same period.

4.                                      Historical ARPU figures have been adjusted to reflect the adoption of the accounting standard change ASC 606, Revenue from Contracts with Customers

Consolidated Net Debt as of March 31, 2018, breakdown by credit silo

Suddenlink (Cequel) - in $m	Actual	Pro Forma	Coupon / Margin	Maturity
Sn. Sec. Notes	1,100	1,100	5.375%	2023
Sn. Sec. Notes	1,500	1,500	5.500%	2026
Term Loan	1,256	1,256	L+2.250%	2025
Suddenlink Sec.Debt	3,856	3,856
Senior Notes	1,050	—	6.375%	2020
Senior Notes	1,250	1,250	5.125%	2021
Senior Notes	620	620	7.750%	2025
Senior Notes	—	1,050	7.500%	2028
Other debt & leases	1	1
Suddenlink Gross Debt	6,777	6,777
Total Cash	(234)	(9)
Suddenlink Net Debt	6,542	6,767
Undrawn RCF	350	350
WACD (%)		5.8%

Cablevision (Optimum) - in $m	Actual	Pro Forma	Coupon / Margin	Maturity
Guaranteed Notes	1,000	1,000	6.625%	2025
Guaranteed Notes	1,310	1,310	5.500%	2027
Guaranteed Notes	1,000	1,000	5.375%	2028
Senior Notes	500	500	7.625%	2018
Senior Notes	526	526	8.625%	2019
Senior Notes	1,000	1,000	6.750%	2021
Senior Notes	1,800	1,800	10.125%	2023
Senior Notes	750	750	5.250%	2024
Senior Notes	1,684	1,684	10.875%	2025
Term Loan	2,978	2,978	L+2.250%	2025
Term Loan	1,500	1,500	L+2.500%	2026
Drawn RCF	—	100	L+3.250%	2021
Other debt & leases	22	22
Cablevision New Debt / Total Debt LLC	14,070	14,170
Senior Notes	500	500	8.000%	2020
Senior Notes	649	649	5.875%	2022
Cablevision New Debt / Total Debt Corp	15,219	15,319
Total Cash	(1,193)	(18)
Cablevision Net Debt	14,025	15,300
Undrawn RCF	2,300	2,200
WACD (%)		6.6%

Altice USA Pro Forma Net Leverage Reconciliation as of March 31, 2018

In $m
Altice USA	Suddenlink	Optimum	Altice USA Inc	Pro Forma
Gross Debt Consolidated	$6,777	$15,319	$—	$22,095
Cash	(9)	(18)	(0)	(28)
Net Debt Consolidated	6,767	15,300	(0)	22,068
LTM EBITDA GAAP	1,256	2,793		4,049
L2QA EBITDA GAAP	1,246	2,816		4,062
Net Leverage (LTM)	5.4x	5.5x		5.5x
Net Leverage (L2QA)	5.4x	5.4x		5.4x
WACD	5.8%	6.6%		6.3%

In $m
Altice USA Reconciliation to Financial Reported Debt	Actual	Pro Forma
Total Debenture and Loans from Financial Institutions (Carrying Amount)	$21,477	$21,477
Unamortized Financing Costs	306	306
Fair Value Adjustments	189	189
Total Value of Debenture and Loans from Financial Institutions (Principal Amount)	21,972	21,972
Other Debt & Capital Leases	23	23
Refinancing Impact	—	—
Dividend Impact	—	100
Gross Debt Consolidated	21,995	22,095
Cash	(1,428)	(28)
Net Debt Consolidated	20,568	22,068

Cablevision Operating Results

(Dollars in thousands)

	Three Months Ended March 31,
	2018	2017 (9)
	Actual	Actual
Revenue:
Pay TV	$763,720	$802,194
Broadband	440,351	396,333
Telephony	135,585	146,557
Business services and wholesale	234,172	228,544
Advertising	74,643	65,132
Other	2,823	3,227
Total revenue	1,651,294	1,641,987
Operating expenses:
Programming and other direct costs	588,581	568,311
Other operating expenses	403,573	449,809
Restructuring and other expense	3,083	58,647
Depreciation and amortization	485,364	443,176
Operating income	$170,693	$122,044

(9)  Amounts for 2017 have been adjusted following required GAAP accounting standard changes to reflect the adoption of ASC 606, Revenue from Contracts with Customers, and ASU No. 2017-07 Compensation Retirement Benefits (Topic 715)

Suddenlink Operating Results

(Dollars in thousands)

	Three Months Ended December 31,
	2018	2017 (9)
	Actual	Actual
Revenue:
Pay TV	$269,988	$281,684
Broadband	261,270	229,585
Telephony	30,453	34,404
Business services and wholesale	98,918	90,876
Advertising	17,068	18,229
Other	4,852	5,494
Total revenue	682,549	660,272
Operating expenses:
Programming and other direct costs	202,624	190,041
Other operating expenses	179,735	158,335
Restructuring and other expense	504	18,282
Depreciation and amortization	157,341	165,548
Operating income	$142,345	$128,066

Contacts

Head of Investor Relations
Nick Brown: +41 79 720 15 03 / nick.brown@altice.net

Head of Communications Altice USA
Lisa Anselmo: +1 929 418 4362 / lisa.anselmo@alticeusa.com

About Altice USA

Altice USA (NYSE: ATUS), the U.S. business of Altice N.V. (Euronext: ATC, ATCB), is one of the largest broadband communications and video services providers in the United States, delivering broadband, pay television, telephony services, proprietary content and advertising services to approximately 4.9 million Residential and Business customers across 21 states through its Optimum and Suddenlink brands.

Miscellaneous

Altice USA has filed a registration statement with the Securities and Exchange Commission (SEC) relating to the distribution of shares of Altice USA by Altice N.V. to its shareholders, which is described in this press release. You should read the preliminary prospectus in that registration statement and other documents Altice USA has filed with the SEC for more complete information about Altice USA. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may also request a copy of the current preliminary prospectus, at no cost, by mail to Lisa Anselmo, Altice USA, Inc., 1 Court Square West, Long Island City, NY 11101 USA. To review a filed copy of the current registration statement and preliminary prospectus, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing ATUS filings for the relevant date on the SEC website):

https://www.sec.gov/Archives/edgar/data/1702780/000104746918000085/a2234168zs-1.htm

Altice USA will publish an EU prospectus in connection with such distribution. Upon approval by the Netherlands Authority for the Financial Markets (AFM) and, to the extent relevant, notification for passporting in relevant Member States of the European Economic Area in accordance with article 18 of the Directive 2003/71/EC, the EU prospectus will be made available on the website of Altice N.V. and, upon request, a hard copy will be available free of charge by Altice USA.

* * *

Altice USA Q1 2018 Results May 9, 2018

Disclaimer FORWARD-LOOKING STATEMENTS Certain statements in this presentation constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our intentions, beliefs or current expectation s concerning, among other things: our future financial conditions and performance, results of operations and liquidity; our stra tegy, plans, objectives, prospects, growth, goals and targets; and future developments in the markets in which we participate or are seeking to partic ipate. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believe”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project” or “will” or, in each case, their negative, or other variations or comparable terminology. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. To the extent that statements in this presentation are not recitations of historical fact, such statements constitute forward-looking statements, which, by definition, involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements including risks referred to in our annual and quarterly reports. NON-GAAP FINANCIAL MEASURES We define Adjusted EBITDA, which is a non-GAAP financial measure, as net income (loss) excluding income taxes, income (loss) from discontinued operations, other non-operating income or expenses, loss on extinguishment of debt and write-off of deferred financing costs, gain (loss) on interest rate swap contracts, gain (loss) on derivative contracts, gain (loss) on investments, interest expense (including cash interest expense), interest income, depreciation and amortization (including impairments), share -based compensation expense or benefit, restructuring expense or credits and transaction expenses. We believe Adjusted EBITDA is an appropriate measure for evaluating the operating performance of the Company. Adjusted EBITDA and similar measures with similar titles are common performance measures used by investors, analysts and peers to compare performance in our industry. Internally, we use revenue and Adjusted EBITDA measures as important indicators of our business performance, and evaluate management’s effectiveness with specific reference to these indicators. We believe Adjusted EBITDA pro vides management and investors a useful measure for period-to-period comparisons of our core business and operating results by excluding items that are not comparable across reporting periods or that do not otherwise relate to the Company’s ongoing operating results. Adjusted EBITDA should be viewed as a supplement to and not a substitute for operating income (loss), net income (loss), and other measures of performance presented in accordance with GAAP. Since Adjusted EBITDA is not a measure of performance calculate d in accordance with GAAP, this measure may not be comparable to similar measures with similar titles used by other companies. We also use Adjusted EBITDA less cash Capital Expenditures, or Operating Free Cash Flow (“OpFCF”), as an indicator of the Company’s financial performance. We believe this measure is one of several benchmarks used by inve stors, analysts and peers for comparison of performance in the Company’s industry, although it may not be directly comparable to similar measures reported by other compa nies. For an explanation of why Altice USA uses these measures and a reconciliation of the Non -GAAP measures to net income (loss), please see the First Quarter 2018 (“Q1-18”) earnings release for Altice USA posted on the Altice USA website. MISCELLANEOUS Altice USA has filed a registration statement with the Securities and Exchange Commission (SEC) relating to the distribution of shares of Altice USA by Altice N.V. to its shareholders, which is described in this presentation. You should read the prelim inary prospectus in that registration statement and other documents Altice USA has filed with the SEC for more complete information about Altice USA. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may also request a copy of the current preliminary prospectus, at no cost, by mail to Lisa Anselmo, Altice USA, Inc., 1 Court Square West, Long Island City, NY 11101 USA. To review a filed copy of the current registration s tatement and preliminary prospectus, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing ATUS filings for the relevant date on the SEC website): https://www.sec.gov/Archives/edgar/data/1702780/000104746918000085/a2234168zs-1.htm Altice USA will publish an EU prospectus in connection with such distribution. Upon approval by the Netherlands Authority for the Financial Markets (AFM) and, to the extent relevant, notification for passporting in relevant Member States of the European Economic Area in accordance with article 18 of the Directive 2003/71/EC, the EU prospectus will be made available on the website of Altice N.V . and, upon request, a hard copy will be available free of charge by Altice USA. 2

Altice USA Q1 2018 Summary Review

1	1.2% revenue growth, 4.0% Adjusted EBITDA growth and 5.4% OpFCF[1] growth
2	Optimum Residential trends impacted by Starz dispute and multiple snowstorms; Suddenlink Residential trends strengthening, particularly video subscribers
3	Solid 4.3% Business Services revenue growth with both SMB and enterprise trending well
4	Strong 5.1% growth in Advertising revenue, supported by 2017 investments in newly formed a4
5	Continued improvement in EBITDA margin, driving strong FCF generation and deleveraging
6	Successful launch of Altice One across Optimum footprint, Suddenlink just starting
7	Separation of Altice USA from Altice NV expected to be effective June 2018

(1) Based on cash capex. Adjusted EBITDA and Adjusted EBITDA less cash capex (Operating free cash flow, 'OpFCF') are non GAAP-measures. For a reconciliation of these non-GAAP measures to net income (loss), please see the Q1-18 Altice USA earnings release posted to the Altice USA website

3

Revenue Growth Revenue growth across Residential, Business Services, and Advertising Q1-18 vs. Q1-17 Components of Q1 2018 revenue growth ($m) Altice USA: +1.2% YoY Optimum +0.6% YoY – impacted by Starz dispute, multiple storms & delay of rate event Suddenlink +3.4% YoY – improved customer trends +1.2% YoY 2,330 88 2,302 83 Other 9 8 Advertising Business Services 333 319 Residential: +0.6% YoY Optimum -0.4% YoY Suddenlink +2.9% YoY 1,891 1,901 Residential Business Services: +4.3% YoY Q1 '17 Q1 '18 Advertising: +5.1% YoY 4

Residential Trends

Continued positive ARPU trends; Q1-18 Optimum customer headwinds

Q1-18 vs. Q1-17

Residential customer relationships

('000)


-0.1%
4,548
4,543
Q1-17
Q1-18

ARPU per unique customer

($)


+0.5%
139
140
Q1-17
Q1-18

Residential revenue growth: +0.6% YoY

Components of Q1 2018 customer and ARPU trends

- Altice USA unique Residential customer relationships stable YoY. Net additions of +8k QoQ in Q1-18 (vs. +20k in Q1-17)
  - Optimum customer growth negatively impacted by Starz dispute and multiple storms in Q1-18 (-5k QoQ vs. +8k in Q1-17)
  - Suddenlink strong customer growth in Q1-18 (+14k QoQ vs. +12k in Q1-17)
- Altice USA ARPU $139.6 (+0.5% YoY with delay in rate event)
  - Optimum ARPU $154.5 (-0.7% YoY)
  - Suddenlink ARPU $113.6 (+3.4% YoY)

5

Residential Trends Suddenlink strengthening; Optimum Starz dispute and storms impact in Q1-18 Residential pay TV net adds Key points ('000) Suddenlink trends improving driven by more focused marketing and improved content lineup with Viacom addition in Q4-17; all ahead of Altice One launch Optimum trends impacted by Starz dispute and storms in Q1-18, otherwise resilient in the face of market competition Altice One transforming the video and broadband user experience including aggregating OTT services Q1-17 Q2-17 Q3-17 Q4-17 Q1-18 (6) (7) (14) (20) (25) (19) (23) (19) (15) (25) (12) (30) (33) (35) (37) Residential broadband net adds Residential telephony net adds ('000) ('000) 40 10 4 6 3 26 3 25 17 5 (1) 16 7 9 4 17 2 10 (1) (7) (7) (1) (8) 23 23 (12) 8 (7) (8) (8) Q1-18 Q1-17 Q2-17 Q3-17 Q4-17 Q1-18 Q1-17 Q2-17 Q3-17 Q4-17 Optimum Suddenlink Optimum Suddenlink 6

Altice One Successful Launch

Expanding Altice One entertainment service across Altice USA footprint

"The Grand Central of Entertainment"


Introducing
Altice One
+Live TV
+Voice activated remote
+Internet
+Built-in WiFi
+Streaming apps
altice one
experiencetheone.com
optimum.
a brand of altice

Initial launch success

>100k

✓ *Altice One customers since Optimum launch in January 2018*

>80%

✓ *% of video gross additions taking Altice One*

$10+

✓ *Higher video bundle gross add ARPU*

Expanding rollout and successful features

- Suddenlink soft launched Q2 2018, expanding across footprint during Q3
- High initial adoption of voice control (c.40% of base use daily)
- Seamless integration of more OTT apps (Netflix used by >30% of base) and adding 4K content
- Improved broadband experience:
  - Advanced WiFi router
  - WiFi mini repeaters
  - Smart WiFi expected end-2018

7

Business Services Solid business services revenue growth Altice USA Business Services revenue growth Business Services highlights ($m) +4.3% YoY • Overall Business Services revenue growth +4.3% YoY boosted by strength in Enterprise & Carrier segment, partly offset by slower SMB growth with delay in rate event in Q1-18 333 319 Enterprise & Carrier 123 117 • Enterprise & Carrier growth +4.8% YoY due to several large wins in Education and Carrier verticals 202 210 SMB • SMB growth +4.0% YoY supported by customer growth and increase in ARPU by sell-in of more services Q1-17 Q1-18 Altice USA Business Services total customer growth (000) • Overall customer growth 2.3% YoY due to improved value proposition with voice and data bundles and reduced churn +2.3% YoY 373 • Growth & development capex to expand network and portfolio of new products and services (e.g. managed WiFi, anti-DDOS, managed security solutions, IPTV etc.) 365 Q1-17 Q1-18 8

Network Upgrades to Enhance Broadband Service Focus on quality of broadband service and cost efficiencies as well as boosting speeds Initial network upgrades completed and future upgrades underway New fiber (FTTH) all-IP network rollout underway • Digitalization of legacy cable network and plant / CMTS upgrades driving initial broadband speed boost • 87% of Altice USA footprint up to 400Mbps • 29% of Altice USA footprint up to 1Gbps • • • Continuation of FTTH network build in 2018 Native IP architecture First FTTH commercialization in 2H 2018 • Continuing expansion of higher speed tiers with 1Gig upgrades across the footprint, enhancing customer experience • Initiating QAM to IP transition on legacy cable network • Optimal for unicast / multicast video and technology agnostic (multi-screen / multi-access network) Continuous user interface improvements Reduced CPE cost and network cost efficiencies Altice One enabled for both QAM and IP video • • • 9

Differentiated Investment in Mobile and Billing System Innovative new services, better customer service and further cost efficiencies Network preparation for full MVNO services commenced Integration of OSS / BSS platforms in 2H 2018 • • One fully integrated billing system with cost efficiencies Core network development with investment in WiFi network • • More flexibility IT platforms development • • Permits bill simplification (reduces bill inquiries) Deploying equipment to support network densification • • Further simplification of back-end processes (e.g. reduce service rate codes at Suddenlink by c.90%) Commercial launch by 2019 10

Advertising

Content and advertising initiatives contribute to Q1 growth

Introducing a[4] : Next generation advertising platform

- Targeted multi-screen platform
  - Integrates TV and digital advertising into a single buy
  - Audience targeting supported by rich, privacy-compliant household data sets
- National scale and reach
  - TV: ~100 million households
  - Digital: >85% broadband households
  - ISP Targeting: ~50 million households
  - Across devices: ~1 billion devices
- Automated / self-serve model for advertisers
- Campaign measurement supported by robust analytics and attribution

Q1 2018 advertising and content highlights

- 5.1% YoY revenue growth driven by dramatic growth in digital, offsetting softness in traditional linear TV advertising
- Full integration of local advertising, Audience Partners and PlaceMedia acquisitions into **a[4]**
- New York Interconnect launched with 6.2m households including all MVPDs in the NY DMA
- Continued focus on developing News content
  - News12: strong ratings and most watched channel in Optimum
  - i24: acquired in Q2-18 in connection with spin-off transaction

11

Margin Progression

Substantially improved margins and cash flow

Altice USA margins [1]



(%)
23.9%
29.8%
31.0%
33.6%
9.7%
41.0%
11.2%
42.1%
11.1%
Q1 '16
Q1 '17
Q1 '18
Adj. EBITDA margin
Capex % of revenue
Operating free cash flow margin

- Continued YoY margin improvement
- Dynamic and simplified organization with significant operating efficiencies
- 6.4% YoY increase in programming expense per video customer
- Re-investment in networks, new services and sales & marketing

(1) Based on cash capex. Adjusted EBITDA and Adjusted EBITDA less cash capex (Operating free cash flow) are non GAAP-measures. For a reconciliation of these non-GAAP measures to net income (loss), please see the Q1-18 Altice USA earnings release posted to the Altice USA website. 2016 financials shown pro forma for disposal of Newsday

12

Capex Profile Significant investment in infrastructure and new customer premise equipment Altice USA cash capex Major capital projects continuing in 2018 ($m) • Network infrastructure capex to increase related to commencing fiber (FTTH) and MVNO network rollouts 257 258 Business Services 34 • 41 CPE capex to increase related to expansion of Altice One rollout Support and Other 47 63 • Suddenlink increasing new home builds Network Infrastructure 101 73 Customer Premise Equipment 81 76 Q1 2017 Q1 2018 13

Free Cash Flow Generation

FCF growth to accelerate with revenue growth

Q1 2018 Free Cash Flow (FCF) and net change in cash bridge


($m)
981
(258)
723
(465)
1
(86)
173
(34)
958
1,098
Adjusted EBITDA
Cash Capex
Operating Free Cash Flow
Cash Interest
Cash Taxes
Other operating cash flows
Free Cash Flow
Other investing activities
Financing activities
Net change in cash

Strong FCF to drive deleveraging

- $173m of FCF in Q1 2018 reducing net debt
  - Higher cash interest in Q1 and Q3 due to timing of coupon payments (lower in Q2 and Q4)
  - Other operating cash flows includes $43m of cash restructuring costs
  - Other investing activities includes Audience Partners earn-out
  - Financing activities / change in cash includes debt raised for $1.5bn dividend to be paid in June pre-split of Altice USA from Altice N.V. funded from cash on hand
  - Altice USA is not expected to be a significant cash taxpayer until 2020
  - Attractive opportunity for further shareholder returns

14

1 Leverage, Maturity and Liquidity Analysis Rapid deleveraging with strong liquidity position Strong liquidity position Rapid deleveraging supporting shareholder returns Net Debt / LTM EBITDA • Reported net debt $20.6bn end-March 2018 ($22.1bn pro forma for cash dividend of $1.5bn); WACD of 6.3% 7.7x • Altice USA leverage pre-cash dividend 5.1x (reduced from 7.1x at Q2-16) 6.8x 5.5x 5.5x 5.4x 4.5x to 5.0x • Available liquidity of c.$2.5bn of undrawn revolver capacity pro forma for cash dividend dividend $1.5bn dividend dividend • • Leverage target remains 4.5-5.0x 5.1x 5.0x 5.2x Share buyback program authorization of $2.0bn from split of Altice USA Q2-16 Q1-18 Q4-15 Q1-18 Q1-18 Target Altice USA (1) Pro forma for $1.5bn special cash dividend and refinancing of $1,050m 6.375% Senior Notes due 2020 at Suddenlink 15

1 Debt Maturity Profile Long-dated maturities following pro-active refinancing activity Altice USA maturity profile ($bn) 0.5 0.6 0.6 2.4 0.7 3.0 0.8 13.5 • • WAL of 6.4 years No material maturities at Suddenlink until 2021, and near-term maturities at Optimum covered by a $2.3bn revolving credit facility 2018 2019 2020 2021 2022 2023 2024 >22002255 (1) Pro forma for $1.5bn special cash dividend and refinancing of $1,050m 6.375% Senior Notes due 2020 at Suddenlink Note: Maturity profile excluding leases/other debt (c.$23m) 16

Spin-Off Other Financial Impact and Accounting Changes Corporate activity and accounting standard changes Transfer of ATS US and i24 and elimination of management fee Revenue recognition and pension expense accounting changes • • Historical figures have been adjusted following required GAAP accounting standard changes as of Q1 2018: Transfer of Altice Technical Services US (100%)1 • +$4m impact on EBITDA less cash capex in FY 2017 • Historical figures adjusted from ATS inception (Q2 2017) • ASC 606, Revenue from Contracts with Customers • Reallocation of product revenue (total revenue neutral) Change in accounting for gift with purchase incentives (-$19m impact on revenue and - $19m opex in FY 2017 i.e. EBITDA neutral) • Transfer of i24 US stake and i24 Europe (100%)2 • • Elimination of management fee • +$30m annual impact on EBITDA (from spin-off) • ASU No. 2017-07, Compensation Retirement Benefits • +$12m impact on EBITDA in FY 2017 (1) Transfer of ATS US for nominal consideration (2) Transfer of Altice N.V.’s ownership of i24 US and i24 Europe completed on April 23, 2018, for minimal consideration (Altice USA now owns 100% of i24 US, increased from 25% previously, and 100% of i24 Europe) 17

FY 2018 and Medium-Term Outlook Reiterated Continued revenue growth, margin expansion and cash flow growth 2018 Revenue Growth (YOY) 2018 Annual Capex Altice USA reiterates plan to expand its Adjusted EBITDA and cash flow margins over the medium-to long-term 18 • ~$1.3bn • c.2.5-3.0%

Q&A 19 altke

Appendix 20

Altice USA, Inc. Financials US GAAP financials (USD) 1 Optimum Suddenlink Eliminations Total Revenue 2 1,642 660 - 2,302 1,651 683 (4) 2,330 0.6% 3.4% 1.2% Optimum Suddenlink Adjusted EBITDA Margin (%) 629 315 944 41.0% 675 306 981 42.1% 7.4% (2.9%) 4.0% Optimum Suddenlink Capital expenditures Capex % of revenue 184 73 257 11.2% 167 91 258 11.1% (9.5%) 24.4% 0.1% Optimum Suddenlink OpFCF 2 Margin (%) 445 242 686 29.8% 509 215 723 31.0% 14.4% (11.1%) 5.4% (1) Revenue and capex are prepared in accordance with U.S. GAAP. Adjusted EBITDA is a non-GAAP measure. For a reconciliation of Adjusted EBITDA to net income, please see the Q1-18 Altice USA earnings release posted to the Altice USA website (2) Based on cash capex. Adjusted EBITDA and Adjusted EBITDA less cash capex (OpFCF) are non GAAP-measures. For a reconciliation of these non-GAAP measures to net income (loss), please see the Q1-18 Altice USA earnings release posted to the Altice USA website 21 ($m)Q1-17Q1-18Growth YoY

1 Debt Capital Structure Per Q1 2018 pro foma for Altice USA special cash dividend Cablevision (Optimum) 1 Cequel (Suddenlink) (1) Pro forma for $1.5bn special cash dividend and refinancing of $1,050m 6.375% Senior Notes due 2020 at Suddenlink (2) Excluding management fees (3) Suddenlink RCF $350m undrawn minus $14m LOCs. Optimum RCF of $2,300m minus $116m LOCs and $100m drawn (PF for additional $100m drawing for dividend) 22 Altice USA (Consolidated) 1 Gross Debt $22,095m Net Debt $22,068m LTM Adj. EBITDA GAAP 2 $4,049 Net Leverage 5.5x Undrawn RCF (Consolidated) 3 $2,420m 100% 100% Gross Debt $6,777m Net Debt $6,767m LTM Adj. EBITDA GAAP 2 $1,256m Net Leverage 5.4x Undrawn RCF 3 $336m Gross Debt $15,319m Net Debt $15,300m LTM Adj. EBITDA GAAP 2 $2,793m Net Leverage 5.5x Undrawn RCF 3 $2,084m

Altice USA Separation Overview Altice USA to be structurally separated from Altice NV; both controlled by Patrick Drahi effective following completion of the separation (both approved by independent members of Altice USA Board) (1) The distribution will exclude shares indirectly owned by Altice NV through Neptune Holding US LP (3.4% assuming reference share price of $21.23 as of 31-12-2017 for Altice USA) (2) Next owned by Patrick Drahi (3) Altice NV’s ownership of ATS US transferred at a nominal consideration, transfer of i24 for a minimal consideration 23 Transaction structure Spin-off of Altice NV’s 67.2% interest in Altice USA through a distribution in kind to Altice NV shareholders 1 Altice USA $1.5bn special cash dividend paid prior to separation and authorized share repurchase program of $2bn Next 2, together with parties in concert with Next, remains controlling shareholder in both Altice NV and Altice USA with commitment to long-term ownership Perimeters Altice USA spin-off from Altice NV, including transfer of Altice Technical Services (ATS) US and i24 3 Timing Expected completion June 2018 Approvals Subject to Altice NV shareholder approval (AGM vote on May 18, 2018) US regulatory approvals obtained, awaiting AFM approval

Altice USA has filed a registration statement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. You should read the preliminary prospectus in that registration statement and other documents Altice USA has filed with the SEC for more complete information about Altice USA. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may also request a copy of the current preliminary prospectus, at no cost, by mail to Lisa Anselmo, Altice USA, Inc., 1 Court Square West, Long Island City, NY 11101 USA.